Via Facsimile and U.S. Mail
Mail Stop 6010

March 20, 2007

Mr. Cees Maas
Chief Financial Officer
ING Groep N.V.
Amstelveenseweg 500
1081 KL Amsterdam
P.O. Box 810, 1000 AV Amsterdam
The Netherlands

Re: ING Groep N.V.
Form 20-F for the Fiscal Year Ended December 31, 2005
Filed March 28, 2006
File No. 001-14642

Dear Mr. Maas:

We have reviewed your March 1, 2007 response to our February 14, 2007 letter and have the following comments. In our comments, we ask you to provide us with additional information so we may better understand your disclosures. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2005

General

1. We acknowledge that you are still preparing your response to comment one from our letter dated September 27, 2006.

Item 5. Operating and Financial Review and Prospects, page 30

Group Overview, page 33

Capital Ratios, page 34

2. Refer to your response to comment two. In the revised disclosure you appear to remove all references to the fact that this measure is used in determining management compensation as disclosed in the previous response. Please revise your disclosure to include a more detailed discussion of how this measure is used in that compensation process. Also include a more detailed discussion about how this ratio is used both internally and externally. Please note that the fact that you report it externally to investors, analysts, and rating agencies is not sufficient support on its own for the inclusion of this measure.

Segment Reporting, page 39

Insurance Asia/Pacific, page 45

Income, page 45

3. Refer to your response to comment three. Please provide to us, in disclosure-type format, your accounting policy regarding the provisions of paragraphs 10-12 of IFRS 4 and the impact that these provisions had on your financial statements.

Consolidated Statement of Cash Flows, page F-5

4. We have read your response to comment four. It appears that amounts withheld from cash payments to reinsurers do not represent true cash flows and should not be included in financing cash flows. Please revise your cash flow to reclassify these items as operating cash flows or tell us why you believe a revision is not needed. In addition, please tell us your consideration of Derivative Implementation Issue No. B36, Embedded Derivatives: Modified Coinsurance Arrangements and Debt Instruments That Incorporate Credit Risk Exposures That Are Unrelated or Only Partially Related to the Creditworthiness of the Obligor Under Those Instruments in accounting for these arrangements.   Also, please tell us how you are accounting for the interest earned on these "deposits," specifically where the interest earned and interest payments to reinsurers are recorded in the statement of cash flows.

30 Underwriting Expenditure, page F-86

5. We are still evaluating your response to comment 14 from our letter dated September 27, 2006. We may have further comments. At this time, to help us better understand your proposed future presentation, please provide to us the proposed statement of operations presentation as revised to include the reinsurance recoveries as represented in your previous response. Clearly indicate for us where all four components are to be presented.

2.4.1 Valuation and Income Recognition Differences between IFRS-EU and US GAAP, page F-132

Loan Loss Provisioning (2005), page F-136

6. In your response to comment nine you discuss what observable data and current events are but do not discuss the different interpretations of each item under Dutch GAAP and IFRS. Please provide us a discussion of the narrower interpretations of "observable data" and "current events" under IFRS. Also clarify for us what is meant by the last bullet discussed on page 8 of your response.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provide the requested information. Detailed letters greatly facilitate our review. Please furnish the letter to us via EDGAR under the form type label CORRESP.

You may contact Dana Hartz, Staff Accountant, at (202) 551-3648 or Jim Atkinson, Accounting Branch Chief, at (202) 551-3674 if you have questions regarding the comments. Please contact me at (202) 551-3679 with any other questions.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant